Offering Statement for Kazark, Inc.

("Kazark," "we," "our," or the "Company")

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Kazark, Inc.

   21 Holmes Street

   Waterbury, CT 06710

Eligibility

2. **The following are true for Kazark, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Drue Hontz

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2020	Present	Raybern Utility Solutions	Managing Partner
01/01/2018	Present	MindTrust Labs	Startup Advisor
11/01/2007	Present	Saybrook Consulting Group	Principal
12/01/2018	01/01/2023	WRM Software	VP Operations
05/01/2014	Present	Kazark	Inventor, Founder, CEO

Drue Hontz is the Founder and CEO of Kazark and invented Kazark's patented multi-dimensional search technology. Drue has 24 years of experience as a serial entrepreneur and has had one major exit to an international global conglomerate. Drue previously co-founded a software integration company and created enterprise software in the power utility space. Drue is also a patented technology inventor. LinkedIn: https://www.linkedin.com/in/druehontz/

Name
James Cummings

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2022	Present	Kazark	CLO
01/01/1999	Present	Cummings Law Firm	Owner/Founder

James Cummings is the Chief Legal Officer ("CLO") of Kazark. James has 35 years of experience practicing law and has served as an advisor to domestic and multi-national businesses on formation, governance, contracts, compliance, purchases and acquisitions, and litigation. James is licensed as an attorney in California, New York, and Connecticut, including the 9th and 2nd Circuit Courts, and is certified to practice before the United States Supreme Court.

Name
Kim Peratt

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2016	Present	MOBILE APPLIED.	Co-Founder
10/01/2019	Present	Faster Order	Co-Founder
02/01/2020	Present	MindTrust	Design Thinker
01/01/2016	Present	Kazark	CXO

Kim Peratt is the Chief Experience Officer ("CXO") of Kazark. Kim has 25 years of experience in design and 15 years of experience leading design teams and in entrepreneurship. Kim has served as VP of UX Design at enterprise-scale agencies, co-founded two other startups, and has created solutions and strategies for Fortune 500 companies and startups. LinkedIn: https://www.linkedin.com/in/kim-peratt-5a781521/

Name
Chris Errato

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2011	Present	MindTrust	Founder & CEO
01/01/2021	Present	Kazark	CTO

Chris Errato is the Chief Technology Officer ("CTO") of Kazark. Chris has 15 years of experience as a CTO and entrepreneur and is a senior software, marketing, and technology executie with a history and talent for developing high-performance products, strategies, brands, campaigns, and teams in early stages of growth and for Fortune 100 companies. LinkedIn: https://www.linkedin.com/in/chriserrato/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Drue Hontz

Securities:	4,000,000
Class:	Common Stock
Voting Power:	80.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Kazark's mission is to empower individuals through critical and independent thinking. We aim to simplify news consumption by aggregating diverse information from various sources, so users can form their own informed opinions and contribute meaningfully to our society. The Founder of Kazark, Drue Hontz, was driven by frustration with the polarization and bias of the current media landscape. It is difficult to understand how different events are related, who is accountable, and what the real issues are, leaving us feeling confused and unable to make a difference. His solution: to map how information is connected. This led to the development of a multidimensional contextual search technology that makes the Kazark news app possible. Kazark is setting out to create a world where news broadens perspectives rather than reinforcing biases by consolidating diverse news sources into one user-friendly interface, addressing the challenges of fragmented and polarized news consumption. We believe that the need for comprehensive access to information has never been greater. Kazark news app is designed to make it easier to understand our world and to leave users feeling confident and informed. Kazark aims to enable users to compare news stories from a variety of sources and connect users directly with people and organizations who are making a

difference on issues users are passionate about. We have 11 in-force patents in the U.S., Japan, China, and Russia. We are setting out to create a user-friendly experience that makes it easier for users to navigate, compare, and understand diverse news sources in a single screen that would normally require dozens of searches. We are committed to providing a platform for diverse and balanced perspectives, empowering users to make their own decisions. We promote informed action and societal change through news by linking news consumption with social impact and community engagement. Problem: At Kazark, we believe that news is broken and that trust and confidence in news are at an all time low. In a 2022 survey conducted by Gallup and the Knight Foundation, nearly half of Americans surveyed indicated they believe national news organizations intend to mislead, misinform, or persuade the public to adopt a particular point of view through their reporting. The Knight Foundation also reports that in 1983, there were 50 companies who owned news organizations - today there are only 6. We believe that this decline has limited access to diverse perspectives. In today's increasingly fragmented and polarized information environment, the relentless surge of social media, and the multitude of media platforms have significantly complicated the task of gaining a clear and comprehensive grasp of world events. We believe this barrage of information has led to confusion and a growing distrust in media. Solution: Our solution is to empower consumers of news to quickly gain deep knowledge and context of complex issues through multiple perspectives. We aim to offer a solution to the disjointed and polarized state of current news media by connecting the dots across various global news sources, making it quicker and simpler for individuals to gain a clearer understanding of world issues. Specifically, we aim to provide people with the opportunity to rapidly acquire a thorough comprehension of intricate matters, grasp current global happenings, experience a renewed clarity in news reporting, analyze news narratives from diverse viewpoints encompassing both sides of an argument and spanning the political spectrum, track the evolution of an issue over time and identify the key players involved, and engage directly with the individuals and organizations actively influencing the topics that matter to you. The Kazark news experience is designed to empower people to better understand the issues of our world and make more informed decisions. Business Model: Cause Marketing Ads: Kazark plans to implement topic-specific cause marketing ads by aligning advertisers with relevant news topics in order to increase ad engagement and effectiveness. Social Impact and Community Building: Part of Kazark's model involves connecting news stories to relevant non-profits and non-governmental organization ("NGOs") to add depth to the platform and engage users who are interested in social impact. Freemium and Premium Services: The platform operates on a freemium model, offering basic services for free with the option for users to subscribe to additional premium features. This could include access to content behind paywalls. Enterprise Software as a Service ("SaaS"): In the future, Kazark aims to expand its revenue streams by offering its engine as an enterprise platform, providing both business-to-business ("B2B") and business-to-consumer ("B2C") applications. Traction: Kazark has 11 patents issued in 4 countries. Our backend search methodology and algorithm has been built and tested. Our patent pending user interface has been designed, built, and tested. Our executive management team and software development team are in place and we have previous experience working on multiple projects together.

Kazark currently has 6 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

7. **Material factors that make an investment in Kazark, Inc. speculative or risky:**

   1. Early Bird Discount : Investors who participate in the offering on or before June 3rd, 2024 will receive a 20% early bird discount and be able to invest at a purchase price of $1.60 per share, which equates to a $6,400,000 pre-money valuation; and investors who participate in the offering after June 3rd, 2024 will invest at a purchase price of $2.00 per share, which equates to a $8,000,000 pre-money valuation.

   2. Revenue Dependence on Advertising: If the company relies heavily on advertising for revenue, fluctuations in the advertising market or changes in digital advertising trends could significantly impact its financial stability.The digital advertising market is subject to fluctuations driven by various factors such as economic conditions, changes in consumer behavior, and shifts in advertising budgets. During economic downturns or periods of uncertainty, advertisers may reduce their spending on digital advertising, leading to a decline in advertising revenue for the media company. Similarly, changes in advertising demand across different industries or regions can impact the company's revenue streams. Competition and Pricing Pressure: The digital advertising landscape is highly competitive, with numerous platforms vying for advertisers' budgets. Intense competition can lead to pricing pressure, as media companies may need to lower their advertising rates to attract advertisers or retain market share. Additionally, the emergence of new advertising channels or technologies may disrupt traditional advertising models, further intensifying competition and eroding pricing power for media companies. Ad Blocking and Ad Fraud: The prevalence of ad blocking software and the proliferation of ad fraud pose challenges for digital media companies reliant on advertising revenue. Ad blocking software allows users to block or filter out digital ads, reducing the effectiveness of advertising campaigns and limiting revenue opportunities for media companies. Similarly, ad fraud schemes such as click fraud or impression fraud can artificially inflate ad metrics, leading advertisers to question the efficacy of their advertising investments and potentially reducing their spending on digital ads. Shifts in Digital Advertising Trends: Digital advertising trends are constantly evolving as technology advances and consumer preferences change. For example, there has been a shift towards mobile advertising, video advertising, and programmatic advertising in recent years. Media companies must adapt to these trends and invest in technologies and strategies that align with advertisers' preferences and target audience behavior. Failure to anticipate or respond to shifts in digital advertising trends could lead to a loss of relevance and competitiveness in the market. Diversification and Alternative Revenue Streams: To mitigate the risk associated with revenue dependence on advertising, media companies may explore diversification strategies and alternative revenue streams. This could include subscription-based models, sponsored content, events, e-commerce initiatives, or licensing and syndication agreements. Diversifying revenue sources can help reduce reliance on volatile advertising revenue and provide stability during periods of uncertainty in the advertising market.

   3. Content Quality and Credibility: Maintaining high-quality journalism and credibility is essential for a news company. Any decline in content quality or perception of bias could lead to loss of audience trust and declining readership. Trust is paramount for a news organization. Readers expect accurate, unbiased, and high-quality reporting from a credible source. Any decline in content quality, such as factual inaccuracies, sensationalism, or lack of editorial integrity, can erode trust and tarnish the company's reputation. Once lost, trust can be challenging to regain, leading to declining readership and diminished influence in the media landscape. Perception of Bias: News organizations are often subject to scrutiny regarding their perceived biases, whether political, ideological, or cultural. Even the perception of bias can undermine the credibility of the news company and alienate segments of the audience. Maintaining objectivity and impartiality in reporting is essential to uphold credibility and ensure broad appeal across diverse audiences. Clickbait and Sensationalism: In the digital age, there is pressure to generate clicks and engagement to drive advertising revenue and attract sponsors. This can sometimes lead to the temptation to prioritize sensationalist or clickbait-style content over substantive

journalism. While such tactics may temporarily boost traffic, they can ultimately compromise the integrity of the news organization and alienate discerning readers seeking quality, reliable information. Misinformation and Fake News: The proliferation of misinformation and fake news presents a significant challenge for digital media news companies. Dissemination of false or misleading information not only damages the credibility of the news organization but also undermines public discourse and democratic processes. News companies must be vigilant in fact-checking and verifying information before publishing to combat the spread of misinformation and maintain trust with their audience. Editorial Independence and Integrity: Editorial independence is fundamental to journalistic integrity. News organizations must safeguard their editorial autonomy from external influences, including advertisers, sponsors, or political agendas, to ensure unbiased reporting and maintain credibility. Any perception of compromised editorial integrity can undermine trust and credibility, leading to loss of audience confidence and readership. Quality Control and Standards: Maintaining rigorous quality control measures and editorial standards is essential for upholding content quality and credibility. This includes investing in professional journalism, fact-checking processes, and editorial oversight to ensure accuracy, fairness, and balance in reporting. Failure to adhere to these standards can result in errors, retractions, and reputational damage for the news organization.

4. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

5. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

6. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

7. Our future growth depends on our ability to develop and retain customers: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

8. Our ability to succeed depends on how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

9. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

10. The Company likely will not pay dividends for the foreseeable future: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the offering.

11. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

13. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

14. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business

days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next

major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Kazark, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $800,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

The Company plans to use the proceeds from this raise in accordance with the following approximate schedule: compensation for managers (5%), software development (45%), marketing (25%), legal/patents (10.83%), and hosting (9.27%).

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$39,200
Software Development	$6,000	$0
Unallocated Funds	$0	$760,800
Marketing	$3,000	$0
Legal/Patents	$510	$0
Total Use of Proceeds	**$10,000**	**$800,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Kazark, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.60 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	5,000,000	4,000,000	No	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Employee Pool		500,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   ▪ **additional issuances of securities,**

   ▪ **issuer repurchases of securities,**

   ▪ **a sale of the issuer or of assets of the issuer or**

   ▪ **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	2016 Convertible Notes
Amount Outstanding:	$221,008
Interest Rate:	8.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The 2016 Notes are contingently convertible upon the occurrence of certain events. The 2016 Notes convert at a discount to the equity securities purchased by investors in a qualified financing. The conversion price applicable to any such conversion will be an amount equal to 75% of the lowest price per share paid by investors or implied by a qualified public transaction. A Qualified Event is when the Company closes on an offering that has a valuation of the company of more than $15 million.
Creditor(s):	2023 Convertible Notes
Amount Outstanding:	$140,000
Interest Rate:	5.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The 2023 Notes are contingently convertible upon the occurrence of certain events. The 2023 Notes convert at a discount to the equity securities purchased by investors in a

qualified financing. The conversion price applicable to any such conversion will be an amount equal to 75% of the lowest price per share paid by investors or implied by a qualified public transaction. A Qualified Event is when the Company closes on an offering that has a valuation of the company of more than $15 million.

Creditor(s):	Shareholder Loan
Amount Outstanding:	$17,128
Interest Rate:	3.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The note has no specific payment terms, and the shareholder has agreed not to request payment for more than twelve months. In the event of default, the shareholder may declare all sums of principal and interest due immediately. The Company's payment obligation on the note is unsecured. At December 31, 2023 the note carried a principal balance of $17,000 and accrued interest of $128.

25. **What other exempt offerings has Kazark, Inc. conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Kazark, Inc. (the Company) is engaged in the business of developing, marketing, and selling software programs and related applications that collect, synthesize, organize, and present in context relevant news and information from a wide spectrum of sources. Principal markets include the United States of America, China, Japan, and Russia. The Company was organized under the laws of Delaware in 2011. Results of operations: Operating expenses for the year ended December 31, 2023 increased by $39,802 to $39,802, as

compared to $0 reported for the year ended December 31, 2022. Net loss for the year ended December 31, 2023 increased by $43,919 to $59,376, as compared to $15,457 reported for the year ended December 31, 2022. Liquidity and Capital resources: On December 31, 2023, the Company had cash and cash equivalents of $82,743 and working capital of $82,528 as compared to cash and cash equivalents of $0 and working capital of $0 on December 31, 2022. The Company's payment obligations under the 2016 convertible notes and 2023 convertible notes are unsecured. The estimated fair value of the convertible debt instruments was $361,008 and $201,688, at December 31, 2023 and 2022, respectively. The Company has been financed with convertible notes, as noted above, and with contributed capital from shareholders of $319,075 in 2022 and $4,901 in 2022. No shares of common stock were issued or sold in conjunction with the contribution of capital.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

   See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Kazark, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.PDF
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://kazark.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.